January 25, 2020

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Ms. Alison White

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Ms. White:

Below please find our responses to your comments with respect to the Registrant’s Post-Effective Amendment 103 (“PEA No. 103”) to its Registration Statement on Form N-1A (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 30, 2020 (accession number 0001398344-20-023741). The purpose of PEA No. 103 is to add the ability to offer Class C Shares to the Fuller & Thaler Behavioral Mid-Cap Value Fund, the Fuller & Thaler Behavioral Unconstrained Equity Fund, the Fuller & Thaler Behavioral Small-Mid Core Equity Fund and the Fuller & Thaler Behavioral Micro-Cap Equity Fund, each a series of the Registrant.

Prospectus:

Comment 1. On page 1 of the Fuller & Thaler Behavioral Small-Cap Equity Fund’s Prospectus, the last sentence of the paragraph relating to the expense example references the effect of expense reductions on the expense example provided for the first year. Given that an expense limitation is not referenced in relation to the Fund’s Annual Fund Operating Expenses in the preceding tables, please remove the subject sentence.

Response to Comment 1: The Registrant confirms that the requested change has been incorporated.

Comment 2. On page 3 of the Prospectus, the last paragraph of the Fuller & Thaler Behavioral Small-Cap Equity Fund’s Principal Investment Strategies discloses its strategy with regard to sector concentration. To avoid confusion, please consider including disclosure consistent with the Fuller & Thaler Behavioral Small-Cap Equity Fund’s investment limitations, as stated in the Statement of Additional Information, that the Fund will not invest more than 25% of its net assets in any particular industry. This comment applies to similar language contained in the Principal Investment Strategies of both the Fuller & Thaler Behavioral Small-Cap Growth Fund and the Fuller & Thaler Behavioral Mid-Cap Value Fund.

Response to Comment 2: The Registrant has added the following sentence to the referenced paragraph in the Principal Investment Strategies sections of the Fuller & Thaler Behavioral Small-Cap Equity Fund, the Fuller & Thaler Behavioral Small-Cap Growth Fund and the Fuller & Thaler Behavioral Mid-Cap Value Fund:

The Fund will not invest more than 25% of its net assets in any particular “industry” as that term is used in the Investment Company Act of 1940, as amended.

Comment 3. Please define/explain “market beta” as referenced in the last sentence of the last paragraph of the Fuller & Thaler Behavioral Small-Cap Equity Fund’s Principal Investment Strategies section (page 3 of the Prospectus). This comment applies to the same reference contained in the Principal Investment Strategies of both the Fuller & Thaler Behavioral Small-Cap Growth Fund and the Fuller & Thaler Behavioral Mid-Cap Value Fund.

Response to Comment 3: The Registrant has replaced the term “market beta” with “volatility in relation to the market” in the referenced paragraph in the Principal Investment Strategies sections of the Fuller & Thaler Behavioral Small-Cap Equity Fund, the Fuller & Thaler Behavioral Small-Cap Growth Fund and the Fuller & Thaler Behavioral Mid-Cap Value Fund.

Comment 4. Please review the order of each Fund’s Principal Risk disclosures, and organize such disclosures by order of importance to the applicable Fund’s Principal Investment Strategies, as opposed to alphabetically (Please refer to ADI 2019-08). This comment applies to all Funds referenced in the registration statement.

Response to Comment 4: The Registrant has reordered each Fund’s Principal Risk disclosures to include the top four disclosures in order of importance, and retained alphabetical order for the remainder of the Fund’s Principal Risk disclosures.

Comment 5. Given the Principal Investment Strategies of the Fuller & Thaler Behavioral Small-Cap Equity Fund, please consider the applicability of Investment Company Risk for this Fund in the Fund’s Principal Investment Risks. Please also consider the applicability of Fee Layering Risk in relation to Investment Company Risk. Please consider and revise accordingly. This comment applies to all Funds referenced in the registration statement with such risk disclosure.

Response to Comment 5: The Registrant has considered the comment and has determined to delete the Investment Company Risk disclosure from each Fund’s Principal Investment Risks.

Comment 6. Given the inclusion of Investment Company Risk in the Fuller & Thaler Behavioral Small-Cap Equity Fund’s Principal Investment Risks, please consider if the Fund’s Annual Fund Operating Expenses table should include a line item for Acquired Fund Fees and Expenses. Please advise or revise. This comment applies to all Funds reference in the registration statement with such risk disclosure.

Response to Comment 6: The Registrant has determined to delete the Investment Company Risk disclosure (see the Response to Comment 5 above). A line item for Acquired Funds Fees and Expenses is included in the Fuller & Thaler Behavioral Small-Cap Equity Fund’s Annual Fund Operating Expenses table as required by Form N-1A, Item 3(f)(i). The Acquired Fund Fees and Expenses line item is not currently applicable to any other Funds in the registration statement.

Comment 7: With regard to the Annual Fund Operating Expenses of the Fuller & Thaler Behavioral Mid-Cap Value Fund, as portrayed on page 13 of the Prospectus, please briefly explain supplementally how the Fund calculated “Other Expenses” using estimated expenses for the current fiscal year, and how that estimate was reasonable. This comment also applies to the Fuller & Thaler Behavioral Unconstrained Equity Fund, the Fuller & Thaler Behavioral Small-Mid Core Equity Fund and the Fuller & Thaler Behavioral Micro-Cap Equity Fund.

Response to Comment 7: Other expenses were calculated using the actual fund-level expenses from the September 30, 2020 annual report, and adding an estimated administrative service fee of 0.25% for Class A Shares (the maximum per the Administrative Service Plan).

Comment 8. With regard to the Fuller & Thaler Behavioral Mid-Cap Value Fund, please explain supplementally how the name “Mid-Cap” is reasonable given that this strategy encompasses companies up to $60.35 billion, as noted in the Fund’s Principal Investment Strategies. Is the definition of “mid-cap” in the Fund’s Principal Investment Strategies consistent with industry indices, definitions or classifications used by mutual fund rating organizations? Please refer to 2001 FAQs for Rule 35d-1, Question 6.

Response to Comment 8: The Registrant believes that the use of “Mid-Cap” is appropriate and has defined “mid-cap” companies in its Principal Investment Strategies in accordance with the guidance outlined in Question 6 of the 2001 FAQs for Rule 35d-1. Further, the Fund’s definition of “mid-cap” is based off the market capitalizations of companies constituting the Russell MidCap® Index, a broad-based securities index which measures the performance of the mid-cap segment of the U.S. equity universe, or companies whose market capitalizations are generally below 40% of total US market capitalization.

Comment 9. Please move the last sentence of the Portfolio Turnover section in the Fuller & Thaler Behavioral Unconstrained Equity Fund’s Prospectus on page 20 to the Fund’s Principal Investment Strategies section. This comment applies to the Fuller & Thaler Behavioral Small-Mid Core Equity Fund and the Fuller & Thaler Behavioral Micro-Cap Equity Fund as well.

Response to Comment 9: The Registrant has incorporated the requested change.

Comment 10. As noted in SEC comments provided in 2018, the Fuller & Thaler Behavioral Unconstrained Equity Fund’s concentration policy, as stated in the Fund’s Principal Investment Strategies on page 21 of the Fund’s Prospectus, appears to reserve discretion as to when or whether the Fund would concentrate. It has been the staff’s longstanding position that a fund may not change its policies with respect to concentration without a shareholder vote, whether or not the fund previously disclosed that it may do so, unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made. Therefore, please revise the Fund’s policy to remove this discretion or to clearly indicate when and under what conditions those changes would be made. The current disclosure is insufficient. See Statements of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (Oct. 30, 1975). This comment also applies to the Fuller & Thaler Behavioral Micro-Cap Equity Fund.

Response to Comment 10: In response to this Comment 10, Registrant has modified the prospectus description of its concentration policy as reflected below. In doing so, we note that section 8(b)(1) of the 1940 Act requires a fund to recite in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries. If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments. Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund's concentration status are described, to the extent practicable, in the fund's registration statement. To satisfy this standard, a fund must clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the fund intends to concentrate its investments.1

[1]	See Investment Company Act Rel. No. 23064 at n. 100 (Mar. 13, 1998) (stating that "[t]he Commission has requested that the Division review its positions on concentration, consulting with industry representatives as appropriate, with a view toward allowing funds a greater degree of flexibility in establishing concentration policies") and The First Australia Fund, Inc., SEC Staff No-Action Letter (July 29, 1999). The staff has interpreted Section 8(b)(1) as requiring that the registrant need only briefly indicate, "insofar as is practicable, the extent to which the registrant intends" to [concentrate investments]. To the extent that specification is practicable, however, it is the duty of the [registered investment] company to furnish statements of policy or intention which are specific, precise and informative. See Investment Company Act Rel. No. 167 (July 23, 1941).

It is Registrant’s view that the revised disclosure below for the Fuller & Thaler Behavioral Unconstrained Equity Fund satisfies these requirements.

“The Fund is non-diversified and therefore may invest a greater percentage of its net assets in the securities of fewer issuers than a diversified Fund. The Fund reserves the right to concentrate in a particular industry or group of industries. The Fund’s behavioral finance investment strategy encompasses a “bottom up” approach which identifies, on a company specific basis, issuers for which other investors – the “market” – have likely made a behavioral mistake that creates a buying opportunity – either by overreacting to bad news or underreacting to good news. The Fund will concentrate in a particular industry or group of industries when it finds a disproportionately high number of such buying opportunities in such particular industry or group of industries. While it is not possible to forecast exactly when and how this concentration will occur, it would most likely occur in industries where the strategy has historically had the highest weights or currently see potential opportunities: Semiconductors & Semiconductor Equipment; Technology Hardware, Storage & Peripherals; Internet & Direct Marketing Retail; Software; Electrical Equipment; Machinery; Biotechnology; and Specialty Retail. The Fund may concentrate in other industries as well if its “bottom up” approach identifies a disproportionately high number of buying opportunities in that industry. Conversely, the Fund may move away from a concentrated position in a particular industry or group of industries to a non-concentrated position when its behavioral finance investment strategy identifies issuers for which the market has made a behavioral mistake that creates a selling opportunity, either by underreacting to bad news or overreacting to good news. The Fund will move away from a concentrated position in a particular industry or group of industries when it finds a disproportionately high number of such selling opportunities in such particular industry or group of industries. The Fund also reserves the right to concentrate in particular sectors, and will concentrate its investments in a particular sector by investing greater than 25% of the Fund’s total assets in such sector when its Behavioral Strategy indicates that such concentration would be appropriate from an investment perspective. The Fund does not have a pre-conceived intention to invest in any particular sector.”

Similar disclosure will also be added for the Fuller & Thaler Behavioral Micro-Cap Equity Fund.

Comment 11. With regard to the market capitalization stated in the first paragraph of the Fuller & Thaler Behavioral Small-Mid Core Equity Fund’s Principal Investment Strategies, on page 27 of the Fund’s Prospectus, please disclose the minimum market capitalization threshold, if applicable.

Response to Comment 11: The Fuller & Thaler Behavioral Small-Mid Core Equity Fund does not apply a minimum market cap threshold.

Comment 12. Please relocate or delete the disclosure regarding the expense limitation effective prior to January 31, 2021 from Footnote (4) to the Fuller & Thaler Behavioral Micro-Cap Equity Fund’s Annual Fund Operating Expenses table on page 33 of the Fund’s Prospectus as this disclosure is neither required nor permissible by Form N-1A.

Response to Comment 12: The Registrant has deleted the referenced disclosure regarding the expense limitation in effect prior to January 31, 2021 from Footnote (4) to the Fuller & Thaler Behavioral Micro-Cap Equity Fund’s Annual Fund Operating Expenses table.

Comment 13. With regard to the market capitalization stated in the first paragraph of the Fuller & Thaler Behavioral Micro-Cap Equity Fund’s Principal Investment Strategies, on page 34 of the Fund’s Prospectus, please disclose the minimum market capitalization threshold, if applicable.

Response to Comment 13: The Fuller & Thaler Behavioral Micro-Cap Equity Fund does not apply a minimum market cap threshold.

Comment 14. Please confirm that any expenses incurred with regard to the Reflow Fund, LLC liquidity program referenced on page 47 of the Funds’ Prospectus are included in each Fund’s Annual Fund Operating Expenses tables.

Response to Comment 14: The Funds did not utilize the Reflow Program during the fiscal year ended September 30, 2020, so there were no expenses charged.

Comment 15. In the Liquidity Program section of the Funds’ Prospectus, we note the statement that “[t]he Funds may also use redemptions in kind for certain Fund shares held by ReFlow.” Please clarify whether these in kind redemptions are subject to the $250,000 and 1% limits that are applicable to other shareholders. If they are not, please explain how this option is consistent with the requirements of ReFlow Fund, LLC (pub. avail. July 15, 2002). In addition, please explain how the Fund will select which securities to distribute in kind to ReFlow. Also explain and disclose where appropriate, whether the Funds face a conflict of interest in determining which securities to distribute in kind. Lastly, please confirm to us that the Board has determined that participating in the program with ReFlow is in the best interests of the Funds and their shareholders.

Response to Comment 15: Registrant confirms that the in kind redemptions described in the Liquidity Program section of the Fund’s prospectus are subject to the same $250,000 and 1% limits that are applicable to other shareholders. The in-kind redemption disclosure under the Liquidity Program heading specifically cross-references the in-kind redemption policies described in the prospectus under “How to Redeem Shares – Additional Information”, which includes the $250,000 and 1% limitations. Registrant and the Adviser do not believe that either the Adviser or the Funds have a conflict of interest with respect to determining what securities to distribute in kind. Neither the Adviser nor the Funds have any affiliation with or pecuniary interest in Reflow, nor is there any incentive for the Adviser or the Funds to redeem “preferred securities” to Reflow (in fact, quite the opposite is true). Nor do we envision that there would ever be a situation where securities were simultaneously being redeemed in kind to Reflow and to other shareholders in the Funds, which could create a conflict of interest if such redemptions were not pro rata. In selecting the securities that will be redeemed in kind, the Adviser will be required to adhere to the following Trust policy regarding in kind procedures:

If the investment adviser to the distributing fund has no pecuniary interest that could influence the selection of the Fund’s portfolio securities to be distributed in-kind to a shareholder, such investment adviser, subject to its fiduciary duties, and after taking into account appropriate factors, such as the distributing Fund’s liquidity requirements, diversification requirements, tax considerations, and investment objectives and restrictions, shall have the discretion, without requiring pre-approval by the Fund’s Board of Trustees, to determine how to satisfy a redemption request by an in-kind distribution. The Trust’s Chief Compliance Officer will review the securities included prior to the in-kind distribution.

At a meeting held on December 11 and 12, 2019, upon the proposal of the Funds' investment adviser and after consideration of relevant factors, the Board of Trustees of the Trust determined that participation in the liquidity program offered by ReFlow was in the best interests of the Funds and their respective shareholders.

Comment 16. In the Past Performance of the Adviser section of the Funds’ Prospectus the first sentence of the last paragraph on page 64 references two years of performance presented for the Unconstrained Equity Composite. Please consider that it appears that this disclosure should reference four years of performance, and revise accordingly.

Response to Comment 16: The Registrant has updated the referenced disclosure to reflect that four years of performance is presented for the Unconstrained Equity Composite.

Part C

Comment 17. We note that the consents of ACA Performance Services, LLC and Ashland Partners & company, LLP are to be filed by amendment. The SEC previously requested these in 2018. Please explain supplementally the delay as to why these were not filed previously.

Response to Comment 17. The subject consents to the 2018 filing were timely included with the 485BPOS filed on December 29, 2018, accession number 0001398344-18-018209 (see https://www.sec.gov/Archives/edgar/data/1587551/000139834418018209/fp0037793_ex9928j2.htm and https://www.sec.gov/Archives/edgar/data/1587551/000139834418018209/fp0037793_ex9928j3.htm). Updated consents were also filed with 485BPOS on January 28, 2020, accession number 0001398344-20-001390 (see https://www.sec.gov/Archives/edgar/data/1587551/000139834420001390/fp0050021_ex9928j2.htm and https://www.sec.gov/Archives/edgar/data/1587551/000139834420001390/fp0050021_ex9928j3.htm). The Registrant confirms that updated consents for the periods ended December 31, 2019 will be timely filed with Part C to the definitive registration statement.

Comment 18. With regard to the signatures provided to Part C to the registration statement, please explain supplementally who signs on behalf of the Comptroller or Principal Accounting Officer. If the Treasurer and the Principal Accounting Officer are one in the same, please remedy by adding the additional title to indicate they serve both roles. (See Section 2(a) of the 1933 Act.)

Response to Comment 18. The Treasurer and Principal Accounting Officer are served by the same individual and the Registrant has updated the signature page to Part C of the registration statement to reflect same.

If you have any additional questions, or need additional information, please contact myself or Thomas Sheehan, counsel to the Trust and its Independent Trustees, by phone at 207-228-7165 or by e-mail at tsheehan@bernsteinshur.com.

Sincerely,
/s/ Matthew Beck
Mr. Matthew Beck, Secretary
Capitol Series Trust

cc:	Mr. Martin Dean, Chief Compliance Officer

Ms. Tiffany Franklin, Assistant Secretary